UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Lument Finance Trust, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

44558T100
(CUSIP Number)

Kara Harchuck
General Counsel
Hunt Companies Equity Holdings, LLC
980 N Michigan Ave., Suite 1150
Chicago, IL 60611
(312) 799-3900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2022
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44558T100	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON Hunt Companies Equity Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,774,752
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,774,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 44558T100	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON Hunt Capital Holdings Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,774,752
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,774,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 44558T100	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON Hunt ELP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,774,752
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,774,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 44558T100	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON HB GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,774,752
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,774,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 44558T100	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON Hunt Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,774,752
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,774,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 44558T100	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON Hunt Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,774,752
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,774,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 44558T100	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON Woody L. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,774,752
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,774,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 44558T100	SCHEDULE 13D	Page 9 of 14

1	NAME OF REPORTING PERSON James Christopher Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 550,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 550,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 44558T100	SCHEDULE 13D	Page 10 of 14

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D, dated January 29, 2018, as amended by Amendment No. 1 to the statement on Schedule 13D, dated June 4, 2018, and Amendment No. 2 to the statement on Schedule 13D, dated January 3, 2020 (so amended, the “Schedule 13D”), filed with the Securities and Exchange Commission by Hunt Companies Equity Holdings, LLC, a Delaware limited liability company (“Hunt CE Holdings”), Hunt REC Holdings, LLC, a Delaware limited liability company (f/k/a HCH Holdings, LLC) (“HREC Holdings”), Hunt Financial Securities, LLC, a Delaware limited liability company (“Hunt Financial Securities”), Hunt FS Holdings II, LLC, a Delaware limited liability company (“Hunt FS Holdings II”), Hunt FS Holdings, LLC, a Delaware limited liability company (“Hunt FS Holdings”), Hunt Company, LLC, a Nevada limited liability company (“Hunt Company”), and Hunt Companies, Inc., a Delaware corporation (“HCI”) relating to the shares of common stock, par value $0.01 per share (“Common Stock”), of Lument Finance Trust, Inc., a Maryland corporation (the “Company”).

Item 2. Identity and Background.

The information contained in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)          This Schedule 13D is being filed on behalf of Hunt CE Holdings, Hunt Capital Holdings Investments, LLC, a Delaware limited liability company (“Hunt CH Investments”), Hunt ELP, Ltd., a Texas limited partnership (“Hunt ELP”), HB GP, LLC, a Nevada limited liability company (“HB GP”), Hunt Company, HCI, Woody L. Hunt (“Mr. W.L. Hunt”) and James Christopher Hunt (“Mr. J.C. Hunt” and, together with Hunt CE Holdings, Hunt CH Investments, Hunt ELP, HB GP, Hunt Company, HCI and Mr. W.L. Hunt, the “Reporting Persons”). This Amendment No. 3 adds Hunt CH Investments, Hunt ELP, HB GP and Mr. W.L. Hunt as Reporting Persons, and removes HREC Holdings, Hunt Financial Securities, Hunt FS Holdings II and Hunt FS Holdings as Reporting Persons.

Hunt CH Investments is the sole member of Hunt CE Holdings. Hunt ELP serves as the sole member of Hunt CH Investments. HB GP serves as the general partner of Hunt ELP. Hunt Company is the majority limited partner of Hunt ELP. HCI is the sole member of Hunt Company. Mr. W.L. Hunt holds the majority voting power in HB GP and HCI. Mr. J.C. Hunt serves as the Chief Executive Officer of HCI and a director of the Issuer.

(b)          The address of the principal office of (i) each of Hunt CE Holdings, Hunt CH Investments, Hunt ELP, HB GP, Hunt Company, HCI, Mr. W.L. Hunt and Mr. J.C. Hunt is 601 N. Mesa Street, Suite 1900, El Paso, Texas 79901 and (ii) the directors and executive officers of HCI named on Schedule I hereto (each, a “Scheduled Person” and collectively, the “Scheduled Persons”) is listed thereon, which Schedule I is incorporated by reference herein.

(c)          The principal business of Hunt CE Holdings is to serve as a holding company.  The principal business of Hunt CH Investments is to serve as a holdings company.  The principal business of Hunt ELP is to serve as a holding company. The principal business of HB GP is to serve as the general partner of Hunt ELP.  The principal business of Hunt Company is to serve as a holding company. The principal business of HCI is to invest in real estate, other assets and related businesses. Mr. W.L. Hunt holds the majority voting power in HB GP and HCI. Mr. J.C. Hunt serves as the Chief Executive Officer of HCI and a director of the Issuer.

(d)          None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of Hunt CE Holdings, Hunt CH Investments and HCI is organized under the laws of Delaware. Each of HB GP and Hunt Company is organized under the laws of Nevada. Hunt ELP is organized under the laws of Texas.  Mr. W.L. Hunt, Mr. J.C. Hunt and each of the directors and executive officers named on Schedule I hereto is a United States citizen, which Schedule I is incorporated herein by reference.

CUSIP No. 44558T100	SCHEDULE 13D	Page 11 of 14

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Persons, excluding Mr. J.C. Hunt, used working capital to invest approximately $10,786,044 in newly issued Common Stock of the Company through participation in the Company’s subscription rights offering, as described in Item 4.

Mr. J.C. Hunt purchased an aggregate of 334,946 newly issued shares of Common Stock of the Company for a purchase price of $1,024,935 through participation in the Company's subscription rights offering, as described in Item 4.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 7, 2022, the Company announced its intent to conduct a transferable rights offering pursuant to which it distributed transferable subscription rights to purchase up to 37,421,825 shares of Common Stock to its existing stockholders. On February 22, 2022, the Company announced the final results of its transferable rights offering, which commenced on January 18, 2022 and expired on February 11, 2022. During the subscription period, each of the Reporting Persons, excluding Mr. J.C. Hunt, fully exercised their subscription rights, and purchased a total of 3,524,851 shares of Common Stock, including 150,000 shares fulfilling their oversubscription requests. During the subscription period, Mr. J.C. Hunt fully exercised his subscription rights, and purchased a total of 334,946 shares of Common Stock, including 12,365 shares fulfilling his oversubscription request.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)          All calculations of percentage ownership in this Schedule 13D are based on a total 52,225,152 shares of Common Stock outstanding on the date hereof, which amount is derived from 24,947,883 shares of Common Stock as reported as outstanding as of November 9, 2021 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 plus 27,277,269 shares of Common Stock issued pursuant to a rights offering announced on January 7, 2022, as reported in the Company’s press release dated February 22, 2022.

Hunt CE Holdings directly beneficially owns 5,774,752 shares of Common Stock, representing 11.1% of the outstanding shares of Common Stock.  As a result of the relationships described in Item 2 above each of Hunt CH Investments, Hunt ELP, HB GP, Hunt Company, HCI and Mr. W.L. Hunt may be deemed to indirectly beneficially own the shares directly beneficially owned by Hunt CE Holdings.

Mr. J.C. Hunt directly owns 550,000 shares of Common Stock, less than 1.0% of the total number of shares of Common Stock outstanding.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group. The Reporting Persons collectively own 5,774,752 shares of Common Stock (approximately 11.1% of the total number of shares of Common Stock outstanding).

(b)          Each of Hunt CE Holdings, Hunt CH Investments, Hunt ELP, HB GP, Hunt Company and HCI shares the power to vote or to direct the vote and to dispose or to direct the disposition of 5,774,752 shares of Common Stock it may be deemed to beneficially own.

CUSIP No. 44558T100	SCHEDULE 13D	Page 12 of 14

Mr. J.C. Hunt has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 550,000 shares of Common Stock

(c)          None of the Reporting Persons or, to their knowledge, any of the Scheduled Persons have made transactions in the Common Stock within the past 60 days.

(d)          No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

(e)          Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1.	Joint Filing Agreement, dated as of February 24, 2022, by and among Hunt CE Holdings, Hunt CH Investment, Hunt ELP, HB GP, Hunt Company, HCI, Mr. W.L. Hunt and Mr. J.C. Hunt.

Exhibit 99.2.	Power of Attorney, dated May 23, 2018, relating to James Christopher Hunt (incorporated by reference to Exhibit 24 of James Christopher Hunt’s statement on Form 4 filed with the SEC on May 25, 2018).

Exhibit 99.3.	Power of Attorney, dated February 23, 2022, relating to Woody L. Hunt.

CUSIP No. 44558T100	SCHEDULE 13D	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2022	HUNT COMPANIES EQUITY HOLDINGS, LLC

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Executive Vice President

Dated: February 24, 2022	HUNT CAPITAL HOLDINGS INVESTMENTS, LLC

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Executive Vice President

Dated: February 24, 2022	HUNT ELP, LTD.

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Executive Vice President

Dated: February 24, 2022	HB GP, LLC

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Executive Vice President

Dated: February 24, 2022	HUNT COMPANY, LLC

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Executive Vice President

Dated: February 24, 2022	HUNT COMPANIES, INC.

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Executive Vice President

CUSIP No. 44558T100	SCHEDULE 13D	Page 14 of 14

Dated: February 24, 2022	/s/ Woody L. Hunt
Woody L. Hunt
	By:	Paul Donnelly, Attorney-in-Fact

Dated: February 24, 2022	/s/ James Christopher Hunt
James Christopher Hunt
	By:	Paul Donnelly, Attorney-in-Fact

SCHEDULE I

Set forth below is the name and present principal occupation of each of the executive officers and directors of HCI.  Each person is a citizen of the United States.  The business address of each person is in care of HCI.

Name	Present Principal Occupation
Woodley L. Hunt	Executive Chairman of HCI
Marion L. Hunt	Director of HCI
James C. Hunt	Chief Executive Officer and Director of HCI
Joshua W. Hunt	Executive Vice President of HCI
Eileen Byrne	Advisor at Byrne Partners, LLC
Michael Giliberto	Owner of S. Michael Giliberto & Co., Inc.; Adjunct professor at Columbia University’s Graduate School of Business
James K. Hunt	Consultant at Tournament Capital Advisors, LLC
James L. Lozier	Director of HCI
Edward Escudero	President and CEO of High Desert Capital; Vice Chairman of WestStar Bank
Clinton E. Wolf, Jr.	Partner at Kemp Smith LLP
Angela Brock-Kyle	Director of HCI
Kara Harchuck	Executive Vice President and General Counsel of HCI
Clay Parker	Executive Vice President and Chief Financial Officer of HCI

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby acknowledges and agrees to the joint filing on behalf of each of them of a statement on Schedule 13D, and amendments thereto, relating to the common stock, par value $0.01 per share of Lument Finance Trust, Inc., a Maryland corporation.  This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: February 24, 2022

HUNT COMPANIES EQUITY HOLDINGS, LLC

By:	/s/ Kara Harchuck
	Name:	Kara Harchuck
	Title:	Executive Vice President

HUNT CAPITAL HOLDINGS INVESTMENTS, LLC

By:	/s/ Kara Harchuck
	Name:	Kara Harchuck
	Title:	Executive Vice President

HUNT ELP, LTD.

By:	/s/ Kara Harchuck
	Name:	Kara Harchuck
	Title:	Executive Vice President

HB GP, LLC

By:	/s/ Kara Harchuck
	Name:	Kara Harchuck
	Title:	Executive Vice President

HUNT COMPANY, LLC

By:	/s/ Kara Harchuck
	Name:	Kara Harchuck
	Title:	Executive Vice President

HUNT COMPANIES, INC.

By:	/s/ Kara Harchuck
	Name:	Kara Harchuck
	Title:	Executive Vice President

/s/ Woody L. Hunt
Woody L. Hunt
By:	Paul Donnelly, Attorney-in-Fact

/s/ James Christopher Hunt
James Christopher Hunt
By:	Paul Donnelly, Attorney-in-Fact

EXHIBIT 99.3

POWER OF ATTORNEY
FOR SEC FILINGS ON FORMS ID, 3, 4, 5, 144, SCHEDULES 13D and 13G
IN RESPECT OF SECURITIES OF
LUMENT FINANCE TRUST, INC.

The undersigned hereby constitutes and appoints Paul D. Donnelly as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him in his name and stead in any and all capacities, to sign and file for and on his behalf, in respect of any acquisition, disposition or other change in ownership of any Common Stock or derivative securities thereof of Lument Finance Trust, Inc. (the "Company"), the following:

(i)	any Form ID to be filed with the Securities and Exchange Commission (the "SEC");
(ii)	any Initial Statement of Beneficial Ownership of Securities on Form 3 to be filed with the SEC;

(iii)	any Statement of Changes of Beneficial Ownership of Securities on Form 4 to be filed with the SEC;

(iv)	any Annual Statement of Beneficial Ownership of Securities on Form 5 to be filed with the SEC;

(v)	any Notice of Proposed Sale of Securities on Form 144 to be filed with the SEC

(vi)	and any other forms or reports the undersigned may be required to file in connection with the undersigned's ownership, acquisition or disposition of securities of the Company, including Schedules 13G and 13D; and

(vii)	any and all agreements, certificates, receipts, or other documents in connection therewith. The undersigned hereby gives full power and authority to the attorney-in-fact to seek and obtain as the undersigned's representative and on the undersigned's behalf, information on transactions in the Company's securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release such information to the undersigned and approves and ratifies any such release of information. The undersigned hereby grants unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifies and confirms all that any such attorney-in-fact and agent or substitute may do or cause to be done by virtue hereof. The undersigned acknowledges that:

(i)	neither the Company nor such attorney-in-fact assumes (i) any liability for the undersigned's responsibility to comply with the requirement of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) any liability of the undersigned for any failure to comply with such requirements or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

(ii)	this Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation the reporting requirements under Section 16 of the Exchange Act. This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney.

Date: February 23, 2022	/s/ Woodley L. Hunt
Woodley L. Hunt